Reper LLC

Statements of Cash Flows

(Unaudited)

	For the Year Ended December 31, 2021		For the Year Ended December 31, 2020	
Cash flows from operating activities:				
Net loss	$	(945,250)	$	(1,841)
Interest Payable		5,250		1,841
Accounts Payable		800,000		
Changes in operating assets and liabilities:				
Net cash used in operating activities		(140,000)		(0)
Cash flows from investing activities				
Net cash used in investing activities		-		-
Cash flows from financing activities:				
Proceeds from SBA loan		-		140,000
Net cash provided by financing activities		-		140,000
Net cash increase for period		(140,000)		140,000
Cash at beginning of period		140,488		488
Cash at end of year	$	488	$	140,488

Supplemental disclosure of cash flow information:				
Cash paid during the period for:				
Income taxes	$	-	$	-
Interest	$	-	$	-